Exhibit 10.6

October 19, 2010

Dave DePillo

30845 Via Colinas

Coto de Caza, CA 92679

Dear Dave,

On behalf of Sterling Savings Bank (the “Bank”), I am pleased to offer you the position of Chief Credit Officer for the Bank, which is contingent on receipt of regulatory approval. Your service as the Chief Credit Officer will commence on the first business day following the receipt of all necessary regulatory approvals related to your service as the Bank’s Chief Credit Officer.

You will report to me, Greg Seibly, Chief Executive Officer. Your office location will be in Coto de Caza, California; however, you are expected to spend appropriate time at our corporate offices in Spokane, Washington.

Our employment offer includes an annual salary of $350,000 ($13,461.38 per pay period, 26 pay periods per year).

You will be entitled to receive an additional one-time cash compensation payment of $1,000,000, payable upon commencement of employment and paid during the first payroll cycle. In the event that you voluntarily terminate your employment with Sterling Savings Bank before the end of 2011, you hereby agree to reimburse the Bank for your one-time cash compensation according to the schedule below. If in compliance with state law, deductions may be made from your final paycheck or final compensation payment. If not in compliance with state law, a repayment plan will be established.

Timing	% Due Company
Departure in 2010	66%
Departure in 2011	33%

Medical and dental benefits will be effective on the first of the month following one full calendar month from your start date. For example, if your service commenced on October 21, 2010, your benefits would be effective on December 1, 2010. Attached is a benefits summary for your review. We will provide you detailed information about all of the plans and sign up information during your first week of employment.

It is currently contemplated that you will not be considered for any additional bonus or be eligible to participate in any incentive plan until 2012. Any type of additional bonus or incentive plan for which you might qualify after that date will be delivered to you under separate cover. Any and all reasonable business expenses will be reimbursed to you according to Sterling’s policy.

Please review the offer and, if in agreement, mail the signed letter in the return envelope provided.

The Bank is dedicated to providing a high level of quality financial services to its customers. We are looking forward to having you help us deliver Hometown Helpful Service. We are excited to extend this offer of employment to you. I wish you great success in your new position at Sterling!

Respectfully,

/s/ Greg Seibly
Greg Seibly
Chief Executive Officer Sterling Financial Corporation/Sterling Savings Bank 111 N. Wall Street Spokane, WA 99201

By signing this offer I agree to the terms listed and acknowledge my understanding that this offer is not to be construed or considered to be in any way a contract or guarantee of continued employment. Sterling Savings Bank is an “at will” employer. This offer is contingent upon the passing of a background check and regulatory approval.

/s/ Dave DePillo	10/19/2010
Dave DePillo	Date